SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.3)1

                         Centennial Communications Corp.
                         -------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   15133V 20 8
                                   -----------
                                 (CUSIP Number)

        Welsh, Carson, Anderson                William J. Hewitt, Esq.
        & Stowe VIII, L.P.,                    Ropes & Gray LLP
        320 Park Avenue, Suite 2500            45 Rockefeller Plaza
        New York, New York  10022              New York, New York  10111
        Attention: Jonathan M. Rather          Tel. (212) 841-5700
        Tel. (212) 893-9500

             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
               on Schedule 13G to report the acquisition which is
                 the subject of this Schedule 13D, and is filing
                this schedule because of Rule 13d-1(e), 13d-1(f)
                    or 13d-1(g), check the following box [ ].


------------------------
          1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8                                          Page 2 of 9 Pages

1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VIII, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box        (a) [X]
     if a Member of a Group           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                  Delaware

--------------------------------------------------------------------------------
      Number of                  7)   Sole Voting Power     43,122,000 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each
   Reporting Person              -----------------------------------------------
        With                     8)   Shared Voting         -0-
                                      Power

                                 -----------------------------------------------
                                 9)   Sole Dis-             43,122,000 shares of
                                      positive Power        Common Stock

                                 -----------------------------------------------
                                 10)  Shared Dis-           -0-
                                      positive Power

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially            43,122,000 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           45.0%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP NO. 15133V 20 8                                          Page 3 of 9 Pages

1)   Name of Reporting Person         Welsh, Carson, Anderson  & Stowe VII, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box        (a) [X]
     if a Member of a Group           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                  Delaware

--------------------------------------------------------------------------------
       Number of                 7)   Sole Voting Power     5,833,053 shares of
  Shares Beneficially                                       Common Stock
     Owned by Each
    Reporting Person             -----------------------------------------------
        With                     8)   Shared Voting         -0-
                                      Power

                                 -----------------------------------------------
                                 9)   Sole Dis-             5,833,053 shares of
                                      positive Power        Common Stock

                                 -----------------------------------------------
                                 10)  Shared Dis-           -0-
                                      positive Power

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially            5,833,053 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           6.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP NO. 15133V 20 8                                          Page 4 of 9 Pages

1)   Name of Reporting Person         WCAS Information Partners, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box        (a) [X]
     if a Member of a Group           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                  Delaware

--------------------------------------------------------------------------------
      Number of                  7)   Sole Voting Power     204,669 shares of
  Shares Beneficially                                       Common Stock
     Owned by Each
   Reporting Person              -----------------------------------------------
        With                     8)   Shared Voting         -0-
                                      Power

                                 -----------------------------------------------
                                 9)   Sole Dis-             204,669 shares of
                                      positive Power        Common Stock

                                 -----------------------------------------------
                                 10)  Shared Dis-           -0-
                                      positive Power

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially            204,669 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           0.2%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP NO. 15133V 20 8                                          Page 5 of 9 Pages

1)   Name of Reporting Person         WCAS Capital Partners III, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box        (a) [X]
     if a Member of a Group           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                  Delaware

--------------------------------------------------------------------------------
      Number of                  7)   Sole Voting Power     4,879,521 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each
  Reporting Person               -----------------------------------------------
        With                     8)   Shared Voting         -0-
                                      Power

                                 -----------------------------------------------
                                 9)   Sole Dis-             4,879,521 shares of
                                      positive Power        Common Stock

                                 -----------------------------------------------
                                 10)  Shared Dis-           -0-
                                      positive Power

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially            4,879,521 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           5.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP NO. 15133V 20 8                                          Page 6 of 9 Pages


                         Amendment No. 3 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003 and Amendment No. 2 thereto filed on June 9, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.
          ----------------------

          Item 2 is hereby amended by adding the following thereto:

          As further described in Item 6 below, on September 10, 2003, WCAS VIII, WCAS VII, WCAS CP III, WCAS IP and certain individual affiliates of such Reporting Persons (collectively, the "WCAS Stockholders") entered into a Reporting Agreement with Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the "Blackstone Stockholders") (the "Reporting Agreement"), pursuant to which the WCAS Stockholders and the Blackstone Stockholders agreed to affirm that each is a member of a group for purposes of the applicable rules of The Nasdaq Stock Market, Inc.'s National Market with respect to the Common Stock of the Issuer, and to acknowledge such group membership in all required filings pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Act"). Although the WCAS Stockholders and the Blackstone Stockholders may be deemed to constitute a group pursuant to Rule 13d-5(b)(1) under the Act, this statement on Schedule 13D is being filed solely on behalf of the WCAS Stockholders, and does not reflect ownership of any securities held by any other member of such group.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Item 6 is hereby amended by adding the following thereto:

          As referred to in Item 2 above, the WCAS Stockholders and the Blackstone Stockholders have entered into the Reporting Agreement. As further described therein, the Reporting Agreement will automatically become effective as of the consummation of the firm portion of the registered public offering by the Issuer of at least 27,000,000, and no more than 30,000,000, shares of Common Stock pursuant to a registration statement that becomes effective no later than September 30, 2003; provided that such offering includes an over-allotment option of at least 15% of the shares of Common Stock included in the firm portion of the registered public offering, which shares will be sold by affiliates of one of the Blackstone Stockholders. The

CUSIP NO. 15133V 20 8                                          Page 7 of 9 Pages

Reporting Agreement will terminate upon the earlier of (i) the termination of the provisions of the First Amended and Restated Stockholders Agreement dated as of January 20, 1999, as amended, among the Issuer and the other parties thereto (the "Stockholders Agreement", which is further described below) and (ii) the date on which the parties to the Reporting Agreement beneficially own in the aggregate less than a majority of the voting power of the Issuer. The Reporting Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.

          Concurrently with the execution of the Reporting Agreement, the WCAS Stockholders, the Blackstone Stockholders and the Issuer entered into Amendment No. 1 to the First Amended and Restated Stockholders Agreement (the "Stockholders Agreement Amendment"). The Stockholders Agreement Amendment amends the First Amended and Restated Stockholders Agreement dated as of January 20, 1999 by providing, among other things, that the WCAS Stockholders and the Blackstone Stockholders (collectively, the "Equity Investors") would vote, at each annual or special stockholders meeting called to elect the directors, and whenever the stockholders of the Issuer act by written consent with respect to the election of the directors, (i) for the election of one director designated by WCAS VII, one director designated by WCAS VIII and one director (and commencing on the day following the Issuer's 2003 annual meeting of stockholders, two directors) designated by WCAS CP III, in each case so long as the WCAS Stockholders own in the aggregate not less than 25% of the shares of Common Stock owned by them on January 20, 1999; (ii) for the election of one director designated by the Blackstone Stockholders, so long as the Blackstone Stockholders own in the aggregate at least 33% of the shares of Common Stock owned by them on January 20, 1999, (iii) for the election of the Chief Executive Officer of the Issuer, and (iv) for the election of three outside, independent directors. In addition, the Stockholders Agreement Amendment provides that (i) the Issuer's Compensation Committee shall consist of three directors, two of which shall be designees of the WCAS Stockholders (if any) and one of which shall be the designee of the Blackstone Stockholders (if any), (ii) the Issuer's Audit Committee shall consist of three directors, one of which shall be a designee of the WCAS Stockholders (if any), and (iii) the Issuer's other committees shall consist of three directors, at least two of which shall be designees of the WCAS Stockholders (if any) and one of which shall be a designee of the Blackstone Stockholders (if any). The Stockholders Agreement Amendment is incorporated herein as Exhibit B hereto by reference to Exhibit 4.2 to the Issuer's Report on Form 8-K dated September 12, 2003, as filed with the Commission on September 12, 2003, and any description thereof is qualified in its entirety by reference thereto.

          On September 10, 2003, the Equity Investors and the Issuer also entered into Amendment No. 1 to the First Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement Amendment"), pursuant to which the Equity Investors modified certain rights that they have related to the registration of Common Stock under the Securities Act of 1933, as amended. The Registration Rights Agreement Amendment is incorporated herein as Exhibit C hereto by reference to Exhibit 4.1 to the Issuer's Report on Form 8-K dated September 12, 2003, as filed with the Commission on September 12, 2003, and any description thereof is qualified in its entirety by reference thereto.

CUSIP NO. 15133V 20 8                                          Page 8 of 9 Pages

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          Exhibit A -  Reporting Agreement

          Exhibit B -   Registration Rights Agreement Amendment (incorporated by
                        reference to Exhibit 4.2 to the Issuer's Report on Form
                        8-K dated September 12, 2002, as filed with the Commission on September 12, 2003)

          Exhibit C -   Stockholders Agreement Amendment (incorporated by
                        reference to Exhibit 4.1 to the Issuer's Report on Form
                        8-K dated September 12, 2002, as filed with the Commission on September 12, 2003)

CUSIP NO. 15133V 20 8                                          Page 9 of 9 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                 By:  WCAS VIII Associates, LLC, General Partner

                                 By: /s/ Jonathan M. Rather
                                     -------------------------------------------
                                          Managing Member


                                 WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                 By:  WCAS VII Partners, L.P., General Partner

                                 By: /s/ Jonathan M. Rather
                                     -------------------------------------------
                                          General Partner


                                 WCAS INFORMATION PARTNERS, L.P.
                                 By:  WCAS INFO Partners, General Partner

                                 By: /s/ Jonathan M. Rather
                                     -------------------------------------------
                                          Attorney-in-Fact


                                 WCAS CAPITAL PARTNERS III, L.P.
                                 By:  WCAS CP III Associates, LLC,
                                 General Partner

                                 By: /s/ Jonathan M. Rather
                                     -------------------------------------------
                                          Managing Member


Dated: September 15, 2003